

05035468

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 14 2005
503

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 51916 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Chelsea Morgan Securities, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**880 Annadale Road**
(No. and Street)

| **Staten Island** | **New York** | **10312** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**John Pisapia** — **(718) 967-8400**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Kempisty & Company, Certified Public Accountants, P.C.**
(Name – *if individual, state last, first, middle name*)

| **15 Maiden Lane, Suite 1003** | **New York** | **New York** | **10038** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **John Pisapia**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Chelsea Morgan Securities, Inc.**, as

of **December 31**, 20 **04**, are true and correct. I further swear (or affirm) that Neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

**President**

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

DECEMBER 31, 2004

## INDEX

*KEMPISTY & COMPANY*

*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*

*15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930*

# INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Chelsea Morgan Securities, Inc.
D/B/A Chelsea Financial Services

We have audited the accompanying statement of financial condition of Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 10, 2005

**CHELSEA MORGAN SECURITIES, INC.**
**D/B/A CHELSEA FINANCIAL SERVICES**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2004**

| ASSETS | | |
|---|---|---|
| Deposit with clearing broker (cash $25,000) (Note 4) | $ | 25,000 |
| Commissions receivable (Note 4) | | 51,445 |
| Deposits receivable | | 1,150 |
| | | 77,595 |
| Fixed Assets (net of depreciation of $937) | | 716 |
| TOTAL ASSETS | $ | 78,311 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Accounts payable | $ | 9,048 |
| Accrued expenses | | 45,386 |
| Capitalized leases (Note 3) | | 92 |
| TOTAL LIABILITIES | | 54,526 |
| Commitments and contingent liabilities (Note 3) | | |
| Stockholder's equity | | |
| Common stock, par value $0.01, 1,000 shares authorized, issued and outstanding | | 10 |
| Paid-in capital | | 86,990 |
| Deficit | | (63,215) |
| Total Stockholder's Equity | | 23,785 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 78,311 |

**The accompanying notes are an integral part of these financial statements.**

# CHELSEA MORGAN SECURITIES, INC.
# D/B/A CHELSEA FINANCIAL SERVICES

## NOTES TO FINANCIAL STATEMENTS
**December 31, 2004**

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services (an S corporation) (the "Company") was incorporated in the State of New York on May 5, 1999. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission and fee income and expenses also reported on a settlement basis. There is no material difference from reporting on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company rents its office and storage space on a monthly basis. During 2004 the Company paid $14,157 in rent expense.

The Company has an operating lease agreement for office equipment which expires in 2007. During 2004 the Company paid $636 in rent expense for this equipment. Remaining commitments under the operating leases are as follows:

| Year ending December 31, | Amount |
|---|---|
| 2005 | $ 3,024 |
| 2006 | 3,024 |
| 2007 | 2,520 |
| | $ 8,568 |

NOTE 3- COMMITMENTS AND CONTINGENCIES (continued)

Capitalized Lease

The Company has a capitalized lease for computer equipment. The capital lease is secured by the underlying asset. The following is an analysis of the leased property under the capital lease at December 31, 2004:

| | | |
|---|---|---|
| Computer equipment | $ | 1,653 |
| Less: Accumulated depreciation | | (937) |
| | $ | 716 |

The following is a schedule by year of future minimum lease payments under the capital lease:

| Year ending December 31, | | Amount |
|---|---|---|
| 2005 | $ | 116 |
| Total minimum lease payments | | 116 |
| Less: Amount representing interest | | (24) |
| Net minimum lease payments | $ | 92 |

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2004, consist of the following:

| | | Receivable |
|---|---|---|
| Deposit with clearing broker | $ | 25,000 |
| Commissions receivable | | 51,445 |
| | $ | 76,445 |

NOTE 5- PROVISION FOR STATE AND LOCAL TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $21,919, which was $16,919 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.49 to 1.

NOTE 7- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.